Mail Stop 3561

March 21, 2008

Mr. Wayne I. Danson
President and Chief Executive Officer
Advanced Communications Technologies, Inc.
420 Lexington Avenue
New York, NY 10170

   Re: **Advanced Communications Technologies, Inc.**
     Proxy Statement on Schedule 14A
     File No. 000-30486

Dear Mr. Danson:

   We have completed our review of your Proxy Statement on Schedule 14A and have no further comments at this time.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: Gary A. Miller
    Eckert Seamans Cherin & Mellott, LLC